FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ocean Rig ASA

In December 2007, DryShips Inc. (the “Company”) acquired approximately 30.4% of the shares and votes in Ocean Rig ASA (OSE:OCR) (“Ocean Rig”), an offshore drilling services company whose shares are listed on the Oslo Stock Exchange at a price of NOK 45 per share.  In separate transactions, the Company’s Chairman and Chief Executive Officer acquired approximately 4.4% of the share capital in Ocean Rig.  Ocean Rig owns and operates two ultra deep water (“UDW”) modern, high specification drilling rigs that are designed to operate in water depth capacity of between 7,500 to 10,000 feet.

In April 2008, the Company acquired 33,254,576 additional shares of Ocean Rig at a price of NOK 45 per share after which the Company held 49.9% of the shares and votes in Ocean Rig.  The total ownership percentage has been calculated based on an issued share capital of Ocean Rig of 170,374,980 shares, as contained in Ocean Rig’s most recent Certificate of Registration.

As a consequence of the transactions discussed above, the Company launched a mandatory tender offer for the remaining outstanding shares of Ocean Rig within the four week deadline set by Oslo Stock Exchange rules at a price of NOK 45 per share. The draft offer document was filed with the Oslo Stock Exchange for it review and approval.  The offer period is expected to expire in June and its terms are otherwise prescribed by the requirements of the Norwegian Securities Trading Act.  The Company plans to use a combination of cash on hand and debt financing that has been arranged with a syndicate of the Company’s existing lenders to acquire the remaining shares of Ocean Rig.

In April 2008, the Company purchased an additional 28,506,464 shares of Ocean Rig which increased the Company’s ownership to 113,539,687 shares or 66.6% of the shares and votes in Ocean Rig.

In April 2008, the Company exercised its option to acquire two advanced capability drillships for use in ultra deep water drilling locations for an expected cost of approximately $800 million per unit.  The drillships will be constructed by Samsung Heavy Industries Co., Ltd. and are expected to be delivered from the shipyard in the third quarter of 2011.  The Company plans to finance the acquisition cost with a combination of cash and debt financing.

Fleet Developments

In connection with the Company’s fleet renewal and expansion program, the Company has entered into agreements to:

•
Sell the Panamax vessel MV Waikiki which is 75,473 dwt and built in 1995 for $63 million.  Delivery to the new owners is expected to take place during the third quarter of 2008.  Once the sale is concluded, the Company expects to realize a gain of approximately $ 36.5 million.

•
Sell the Panamax vessel MV Solana which is 75,100 dwt and built in 1995 for $63 million.  Delivery to the new owners is expected to take place during the third quarter of 2008.  Once the sale is concluded, the Company expects to realize a gain of approximately $ 28.7 million.

•
Sell the Panamax vessel MV Lacerta which is 71,862 dwt and built in 1994 for $55.5 million.  Delivery to the new owners is expected to take place during the third quarter of 2008.  Once the sale is concluded, the Company expects to realize a gain of approximately $ 44 million.

•	Acquire a 76,500 dwt Panamax vessel built in 2004 for $86.75 million. The vessel is expected to be delivered to the Company, without a charter attached, during the third quarter of 2008.

•	Acquire a 170,012 dwt Capesize vessel built in 2004 for $158 million. The vessel is expected to be delivered to the Company, without a charter attached, during the third quarter of 2008.

•	Acquire a 177,000 dwt Capesize vessel under construction in China for $153 million with delivery scheduled during the first quarter of 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-141146540) filed on October 5, 2007 and the Company’s Registration Statement on Form F-3 (Registration No. 333-139204) filed on December 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 6, 2008	By:	/s/George Economou
George Economou
Chief Executive Officer and Interim Chief Financial Officer

SK 23113 0002 880621 v2